
October 9, 2012

Via E-mail
John H. Weber
Chief Executive Officer
Remy International, Inc.
600 Corporation Drive
Pendleton, IN 46064

>      **Re:    Remy International, Inc.**
>      **Amendment No. 5 to the Registration Statement on Form S-1**
>      **Filed September 21, 2012**
>      **File No. 333-173081**

Dear Mr. Weber:

We have reviewed your response to our letter dated April 10, 2012 and have the following additional comments.  Please note that page references refer to the marked version of your filing provided by counsel.

General

1. We note the change in the offering to a subscription offering.  Please file the subscription form as an exhibit.  Also, since the price range has been eliminated, please eliminate the references to it which appear on pages 33 and 34 and possibly elsewhere.

Prospectus cover page

2. Please disclose on the prospectus cover page that subscribed funds will be held in escrow until completion or termination of the offering.

Our strategy, page 6

3. We note your response to prior comment 1.  You state that you sell your products through independent distributors in the Middle East, a region that can be understood to include Iran, Sudan, and Syria.  In addition, publicly-available information indicates that several of your principal OEM customers make and/or sells vehicles in Cuba, Iran, Sudan, and Syria.  Your Form S-1 does not include disclosure regarding operations associated with those countries.  Cuba, Iran, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through distributors, OEMs, retailers, or other direct or indirect arrangements, for the last three fiscal years and the

subsequent interim period.  Your response should describe any products, equipment, components, technology, or services that you have provided or intend to provide into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of the referenced countries or entities they control.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc:     Robert S. Rachofsky, Esq.
        Willkie Farr & Gallagher LLP